

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Mark Brazeal
Chief Legal and Corporate Affairs Officer
Broadcom Inc.
1320 Ridder Park Drive
San Jose, California 95131-2313

> **Re: Broadcom Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 26, 2022**
> **File No. 333-266181**

Dear Mr. Brazeal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-4

U.S. Federal Income Tax Consequences of the Transactions to U.S. Holders, page 87

1. We note the form of tax opinion filed as exhibit 8.1. If you are intending to file a short-form tax opinion, the disclosure in the prospectus and in the opinion both must state that the disclosure in this section is the opinion of counsel. For example, the disclosure should identify counsel and state that counsel is of the opinion that "under currently applicable U.S. federal income tax law, (1) the First Merger and the LLC Conversion, taken together, will qualify as a "reorganization" within the meaning of section 368(a)(1)(F) of the Code and (2) the Second Merger and the Third Merger, taken together, will qualify as a "reorganization" within the meaning of section 368(a)(1)(A) of the Code." In addition, the tax opinion should state that the disclosure in this section is counsel's opinion.

      You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Claire Erlanger, Staff Accountant at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ronald Chen